UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

WeWork Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

96209A500

(CUSIP Number)

Arnold Brier

c/o Yardi Systems, Inc.

430 South Fairview Avenue

Santa Barbara, CA 93117

(805) 699-2040

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 11, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96209A500
1.	Names of Reporting Persons Cupar Grimmond, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,149,452 shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,149,452 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,149,452 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 96209A500
1.	Names of Reporting Persons Yardi Systems, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,149,452 shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,149,452 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,149,452 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 96209A500
1.	Names of Reporting Persons Anant Yardi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,149,452 shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,149,452 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,149,452 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.1%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, $0.0001 par value (“Common Stock”) of WeWork Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 71 5th Avenue, 2nd Floor, New York, NY 10003. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Cupar Grimmond, LLC (“Cupar”), Yardi Systems, Inc. (“Yardi Systems”) and Anant Madhukar Yardi (“Mr. Yardi” and, with Cupar and Yardi Systems, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business office of the Reporting Persons is 430 South Fairview Avenue, Santa Barbara, CA 93117.

(c)	The principal business of Yardi Systems is the sale, development and support of software for the real estate industry and the principal business of Cupar is to act as an investment arm of Yardi Systems. The principal occupation of Mr. Yardi is serving as Chief Executive Officer of Yardi Systems.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Cupar was organized in the state of Delaware, Yardi Systems was organized in the state of California and Mr. Yardi is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3, as applicable.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes. Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide and/or otherwise change its intention with respect to any and all matters referred to in this Item 4.

Bankruptcy Emergence

On November 6, 2023, the Issuer and certain of its direct and indirect subsidiaries (together with the Issuer, the “Debtors”) filed voluntary petitions to commence proceedings under Chapter 11 (the “Chapter 11 Cases”) of Title 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of New Jersey (the “Bankruptcy Court”). On May 30, 2024, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Third Amended Joint Chapter 11 Plan of Reorganization of WeWork Inc. and its Debtor Subsidiaries (the “Plan”). On June 11, 2024 (the “Effective Date”), the Debtors emerged from the Chapter 11 Cases.

On the Effective Date, new shares of Common Stock were issued by the Issuer to holders of certain of its debtholders, including Cupar, which received an aggregate of 29,149,452 shares of Common Stock.

Stockholders Agreement

On the Effective Date, in connection with the effectiveness of the Plan, the Issuer entered into a stockholders agreement (the “Stockholders Agreement”) with its stockholders, including Cupar, pursuant to which the parties thereto agreed to, among other things, certain board designation rights, governance rights, information rights, right of first refusal and co-sale rights, preemptive rights, drag-along rights and transfer restrictions. Under the Stockholders Agreement, each stockholder granted to Cupar and its affiliates the right to purchase all of the Call Shares (as defined in the Stockholders Agreement) held by each such stockholder at the applicable Cupar Call Price (as defined in the Stockholders Agreement) pursuant to the terms and conditions of the Stockholders Agreement. Pursuant to its designation rights under the Stockholders Agreement, Cupar designated Mr. Yardi, Adnan Ahmad, Arnold Brier and Jason Yardi as its representatives to the Board. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person or any of its affiliates (i) constitute a “group” for purposes of Section 13(d) or 13(g) of the Exchange Act with the other Stockholders and the Reporting Person expressly disclaims membership in any such group, or (ii) are the beneficial owners of any shares of Common Stock beneficially owned by the other Stockholders for purposes of Section 13(d) of the Exchange Act or for any other purpose. The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement, which is filed hereto as Exhibit A and is incorporated by reference herein.

Registration Rights Agreement

On the Effective Date, in connection with the effectiveness of the Plan, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with certain stockholders, including Cupar, pursuant to which the Issuer granted certain demand registration rights and piggyback rights to such stockholders with respect to the shares of Common Stock, following the consummation of an initial public offering. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed hereto as Exhibit B and is incorporated by reference herein.

Prepetition Indebtedness

Pursuant to the Plan, on the Effective Date, the obligations of the Debtors, including the Reporting Persons, under the following agreements were cancelled, subject to certain limitations in the Plan:

•	First Lien Senior Secured PIK Notes Indenture, dated as of May 5, 2023 (as amended, supplemented or otherwise modified from time to time), by and among WeWork Companies U.S. LLC and WW Co-Obligor Inc., the guarantors from time to time party thereto and U.S. Bank Trust Company, National Association, as trustee and collateral agent, governing the 15.000% First Lien Senior Secured PIK Notes due 2027, Series III; and

•	Senior Secured Superpriority Debtor-In-Possession Exit Term Loan Credit Agreement, dated as of May 8, 2024, among WeWork Inc., as borrower, certain subsidiaries of WeWork Inc. as guarantors, each lender from time to time party thereto, Seaport Loan Products LLC, as co-administrative agent and Acquiom Agency Services as co-administrative agent and collateral agent.

Item 5.	Interest in Securities of the Issuer

(a) – (b). The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of June 18, 2024:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Cupar (1)	29,149,452	0	29,149,452	0	29,149,452	29,149,452	56.1%
Yardi Systems (1)	0	0	29,149,452	0	29,149,452	29,149,452	56.1%
Mr. Yardi (1)	0	0	29,149,452	0	29,149,452	29,149,452	56.1%

(1)	Includes 29,149,452 shares of Common Stock held by Cupar. Yardi Systems is the ultimate manager of Cupar and Mr. Yardi is the Chief Executive Officer of Yardi Systems. Each of Yardi Systems and Mr. Yardi shares voting and investment authority over the shares held by Cupar.

(2)	The percentage of class was calculated based on 51,927,448 shares of Common Stock outstanding as of June 11, 2024, as disclosed to the Reporting Persons by the Issuer.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Stockholders Agreement and Registration Rights Agreement and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.	Stockholders Agreement, dated as of June 11, 2024, by and among WeWork Inc. and the stockholders bound thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 12, 2024).

C.	Registration Rights Agreement, dated as of June 11, 2024, by and among WeWork Inc. and the stockholders party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on June 12, 2024).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2024

Cupar Grimmond, LLC

By:	/s/ Arnold Brier
	Name:	Arnold Brier
	Title:	Authorized Signatory

Yardi Systems, Inc.

By:	/s/ Anant Yardi
	Name:	Anant Yardi
	Title:	Chief Executive Officer

Anant Yardi

/s/ Anant Yardi

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement